Rule 12g3-2(b) n°:(82-4981)
Enclosure I (i)

SUPPL

Sogecable reaches an agreement with ASTRA and Hispasat over the use of their satellites to broadcast DIGITAL+

Sogecable, market leader in subscription television in Spain has, at today's date, signed agreements with both ASTRA and Hispasat for the use of their satellites to broadcast DIGITAL+ programmes. The latter is the television platform that arose from the integration of Vía Digital in Sogecable.

This agreement guarantees that DIGITAL+ subscribers will be able to continue receiving said platform's programmes without the need to make any kind of alteration to their apparatus.

ASTRA and Hispasat have been supplying services to the Canal Satélite Digital and Vía Digital platforms respectively since they began broadcasting. DIGITAL+, the television platform that has brought together the best of both sets of programmes since its launch on July 21, 2003, is thus able to maintain, through these agreements, the supply of these services via said satellites to the benefit of its consumers.

The agreement envisages the freedom of viewer choice via one or other satellite operators, although Sogecable may orientate the installations towards one or other satellite, should this be necessary, in order to guarantee that the signal is correctly received.

In this way, Sogecable is able to guarantee the supply of services transmitted via satellite until the year 2017 and can count on the collaboration of two leading companies in the sector to do so.

Regards, Press Office
Madrid, November 21, 2003

Madrid, December 16, 2003

COMMUNICATION OF RELEVANT INFORMATION

The Board of Directors of Sogecable, S.A. has appointed Mr. Rodolfo Martín Villa as company director, following nomination by Telefónica de Contenidos, S.A., and Mr. Olivier Courson as director following nomination by Groupe Canal+ S.A.

The Board of Directors has likewise nominated Mr. Rodolfo Martín Villa and Mr. Jean-Francois Dobos as members of the Executive Committee of Sogecable, S.A.

Messrs. Martín Villa and Courson shall replace Bankinter Consultoría, Asesoramiento y Atención Telefónica, S.A., represented by Mr. Ricardo Egea Marcos and also Mr. Bertrand Meheut as directors, who, until the present, had held posts on the Board of Directors and the Executive Committee of the Company.

Madrid, February 12, 2004

COMMUNICATION OF RELEVANT INFORMATION

Sogecable, S.A. hereby communicates that in the meeting of the Audit and Compliance Committee held at yesterday's date, Mr. Gregorio Marañon Bertrán de Lis presented his resignation as Chairman of the Committee.

The Audit and Compliance Committee has appointed Mr. Jaime Terceiro Lomba as the new Chairman of the Committee.

Therefore, the Audit and Compliance Committee is made up in the following way:

Chairman:

Mr. Jaime Terceiro Lomba

Members:

Mr. Gregorio Marañon

Mr. Luis Lada Díaz

Group Canal +, represented by Mr. Eric Pradon

Signed: Iñigo Dago Elorza
Company Secretary to the Board of Directors

Tres Cantos (Madrid), February 17, 2004

COMMUNICATION OF RELEVANT INFORMATION

In the meeting of the Board of Directors of SOGECABLE, S.A., held at today's date, the following decisions were taken:

a) The appointment of Mr. Jaime Terceiro Lomba as member of the Executive Committee of Sogecable, S.A. Mr. Terceiro is an independent director and Chairman of the Audit and Compliance Committee.
b) Notice was given of the General Shareholders' Meeting to be held in Tres Cantos (Madrid), in its first calling, on March 15, 2004, at 12:00 hours and in second calling on March 16, 2004, at the same time. **The Meeting shall forseeably be held at the second calling, in other words, on March 16, 2004, at 12:00 hours**. Matters to be dealt with on the Agenda are as follows:

1 .*The examination and approval, if appropriate, of the Annual Accounts – Balance Sheet, Profit and Loss Accounts and Report – and the Director's Report, both pertaining to the company and to the consolidated group for the financial year 2003, as well as the proposal for the distribution of the result.*

2. *Approval of the management of the Board of Directors for the financial year 2003.*

3. *Resignation and appointment of Directors.*

4. *Adoption of the relevant agreements in relation to the Auditor of the company's accounts and the consolidated group's accounts, in accordance with that laid down in Article 42 of the Commercial Code (Código de Comercio) and Article 204 of the Law of Limited Liability Companies (Ley de Sociedades Anónimas).*

5. *Amendment of Articles 17 (Attendance at General Shareholders' Meetings), 18 (Chairmanship and adoption of resolutions), 33 bis (Audit Committee and Fulfilment, and the addition of a new Article 18 bis (Distance Written Vote) in the Articles of Association.*

6. *Determination of limits to the jointly annual remuneration of the Board Members of the company in compliance with Article 28 of the Articles of Association.*

7. *Authorisation to the Board of Directors to issue fixed securities convertible and/or exchangeable for shares in the company, as well as warrants and other similar securities, which may entitle to subscribe or acquire shares of the company. Establishment of the bases and forms of the conversion and/or exchange and delegation to the Board of Directors to increase share capital by the necessary amount, and excluding the preferential right to shareholders and holders of convertible bonds, warrants and similar securities.*

8. *Authorisation to the Board of Directors to issue fixed securities convertible and/or exchangeable for shares in the company, as well as warrants and other similar securities, which may entitle to subscribe or acquire shares of the company. Establishment of the bases and forms of the conversion and/or exchange and delegation to the Board of Directors to increase share capital by the necessary amount.*

9. *Authorisation for the derivative, direct or indirect acquisition of own shares in accordance with the legal limitations and requirements, leaving in the unused part, the authorisation granted for the derivative acquisition of own shares in the General Shareholders' Meeting of May 13, 2003 without legal effect.*

10. *Approval of a General Shareholders' Meeting Regulations.*

11. *Authorisation of the Board of Directors of the Company, in the broadest terms to perform and execute all prior agreements, expressly including the exercise of the powers to interpret, rectify and fulfil them and make them public.*

In accordance with the terms of the additional third provision of the Royal Decree 291/1992, of March 27, SOGECABLE, S.A. shall forward its annual accounts and individual and consolidated management reports, together with the corresponding audit reports, to the respective Stock Exchange Managing Companies and the Spanish Securities and Exchange Commission, no later than the date of publication of the announcement of the call of the General Meeting.

c) Sogecable, S.A's Board Meeting has approved the Annual Information of Corporate Governance of 2003, foreseen in 116 article of the Stock Market Law.

Yours sincerely

Tres Cantos (Madrid), February 26, 2004

COMMUNICATION OF RELEVANT INFORMATION

SOGECABLE, S.A. hereby gives notice of the calling of the General Shareholders' Meeting to be held, forseeably at the second calling, on **March 16, 2004, at 12:00 hours**, in the Municipal Theatre of the Casa de la Cultura, Plaza del Ayuntamiento 2, Tres Cantos (Madrid). The text of the official calling of the Meeting, to be made public on February 27, 2004 is also attached hereto.

All information to be made available by the company to the Shareholders in relation to the forthcoming General Meeting can be referred to on the following web site www.sogecable.com

SOGECABLE, S.A.
(Notice of Ordinary General Shareholders' Meeting)

By agreement of the Board of Directors of Sogecable, S.A., the shareholders are hereby notified of the Ordinary General Shareholders' Meeting which will be held in Tres Cantos (Madrid), in the Teatro Municipal de la Casa de la Cultura, Plaza del Ayuntamiento 2, at 12 p.m. on March 15, 2004, in its first calling, or on March 16, 2004, in its second calling.

***The General Meeting** is expected to be held in its **second calling on March 16, 2004**, in the place and at the time mentioned above, with the following*

AGENDA

1. *The examination and approval, if appropriate, of the Annual Accounts – Balance Sheet, Profit and Loss Accounts and Report – and the Director's Report, both pertaining to the company and to the consolidated group for the financial year 2003, as well as the proposal for the distribution of the result.*

2. *Approval of the management of the Board of Directors for the financial year 2003.*

3. *Resignation and appointment of Directors.*

4. *Adoption of the relevant agreements in relation to the Auditor of the company's accounts and the consolidated group's accounts, in accordance with that laid down in Article 42 of the Commercial Code (Código de Comercio) and Article 204 of the Law of Limited Liability Companies (Ley de Sociedades Anónimas).*

5. *Amendment of Articles 17 (Attendance at General Shareholders' Meetings), 18 (Chairmanship and adoption of resolutions), 33 bis (Audit Committee and Fulfilment, and the addition of a new Article 18 bis (Distance Written Vote) in the Articles of Association.*

6. *Determination of limits to the jointly annual remuneration of the Board Members of the company in compliance with Article 28 of the Articles of Association.*

7. *Authorisation to the Board of Directors to issue fixed securities convertible and/or exchangeable for shares in the company, as well as*

warrants and other similar securities, which may entitle to subscribe or acquire shares of the company. Establishment of the bases and forms of the conversion and/or exchange and delegation to the Board of Directors to increase share capital by the necessary amount, and excluding the preferential right to shareholders and holders of convertible bonds, warrants and similar securities.

8. *Authorisation to the Board of Directors to issue fixed securities convertible and/or exchangeable for shares in the company, as well as warrants and other similar securities, which may entitle to subscribe or acquire shares of the company. Establishment of the bases and forms of the conversion and/or exchange and delegation to the Board of Directors to increase share capital by the necessary amount.*

9. *Authorisation for the derivative, direct or indirect acquisition of own shares in accordance with the legal limitations and requirements, leaving in the unused part, the authorisation granted for the derivative acquisition of own shares in the General Shareholders' Meeting of May 13, 2003 without legal effect.*

10. *Approval of a General Shareholders' Meeting Regulations.*

11. *Authorisation of the Board of Directors of the Company, in the broadest terms to perform and execute all prior agreements, expressly including the exercise of the powers to interpret, rectify and fulfil them and make them public.*

RIGHTS OF ATTENDANCE AND TO BE INFORMED

Those shareholders who, either individually or grouped together, own the title to at least one hundred shares and have them registered in the appropriate accounting register at least five days prior to the date that the General Meeting is to be held and can provide the corresponding attendance card, that will be issued by the Company, are entitled to attend the General Shareholders' Meeting.

The Articles of Association permit the grouping together of shares and allow any shareholder who is entitled to attend the General Meeting to grant his right of representation to any other shareholder or company director to attend the General Meeting, always fulfilling all those requirements and formalities laid down in the Articles of Association or by Law.

From the first calling onwards, and in accordance with that established by the Law and by Article 14 of the Articles of Association, the shareholders are entitled to examine the documents which, in relation to points 1, 2, 5, 7, 8 and 10 of the Agenda, should be submitted for the approval of the General Meeting, in the registered offices (Avenida de los Artesanos, 6 de Tres Cantos – Madrid), of the company, consult them in the web site

of the company (www.sogecable.com) and request the delivery or immediate and free dispatch of a copy of them. These documents include the annual accounts, the director's report and the audit Report, as well as the text of the corresponding proposals of amendments to the Articles of Association and any other agreements, the obligatory reports prepared by the Board of Directors and others legally binding, for the said matters in the Agenda that so require them.

PRESENCE OF A NOTARY PUBLIC

The Board of Directors has requested the presence of a Notary Public to officially report on the General Meeting.

EXPECTED DATE OF HOLDING OF GENERAL MEETING

It is anticipated that the General Meeting will be held, at second calling, on March 16, 2004, at the time and place indicated above.

For more information, the shareholders may contact the office for shareholder attention of Sogecable, S.A., by calling the phone number 91.736.70.25, from 10:00 to 14:30 and from 15:30 to 17:30, from Monday to Friday or at the following e-mail address secgeneral@sogecable.com.

Tres Cantos (Madrid), February 26, 2004

The General Secretary of the Board of Directors.

SECURITY REFERENCE: **Enclosure II**

GENERAL

INFORMATION CONCERNING:

HALF-YEAR	31 DECEMBER	YEAR	2003

I. IDENTIFYING DATA OF ISSUER

Company Name:

SOGECABLE, S.A.

Company Registered Office:	TAX nº
AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS - MADRID	A-79114815

Persons assuming responsibility for this information, responsible for holding and identifying the powers of faculties by which they hold the representation of the company:	Firma:
IÑIGO DAGO ELORZA - General Secretary. Powers of representation according to hte public instrument dated 26/02/2001, protocol no. 655. FERNANDO MARTINEZ ALBACETE- Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol no. 3.475	

HALF-YEARLY INFORMATION CONTENT
(mark with an X in the affirmative)

		Individual	Consolidated
I. Identifying Data of the Issuer	0010	X	
II. Variation of the Consolidated Group	0020		X
III. Presentation Bases and Norms of Valuation	0030	X	X
IV. Balance Sheet of the Situation	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution by Activity of Net Business Figure	0060	X	X
VII. Number of Persons Employed	0070	X	X
VIII.Evolution of the Business	0080	X	X
IX. Dividends Distributed	0090		
X. Significant Facts	0100	X	X
XI. Explanatory Appendix of Significant Facts	0110	X	X
XII. Special Auditors Report	0120		

II. VARIATION OF THE COMPANIES THAT MAKE UP THE CONSOLIDATED GROUP (19)

The principal changes that took place under the framework of the consolidation of the Group during the financial year 2003 are the following:

On July 2, 2003, the execution of the capital increase of Sogecable, S.A. took place, duly approved by the General Shareholders' Meeting of the Company held on May 13, 2003, for the purpose of the integration of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), by means of the non-financial exchange of the shares in Vía Digital for shares in Sogecable.

Subsequent to said operation, Sogecable, S.A. holds the full 100% share capital of DTS, Distribuidora de Televisión Digital, S.A. and its two subsidiaries: Vía Interactiva, S.L. and Vía Atención Comunicación, S.L. All three companies have become integrated in the SOGECABLE Group by means of the method of consolidation by global integration, since July 2003.

On July 16, 2003, the SOGECABLE Group acquired 40% of the share capital of Audiovisual Sport, S.L. subsequent to the agreement reached with Gestora de Medios Audiovisuales Fútbol, S.L., a company of the Telefónica Group.

Given that the SOGECABLE Group previously held a 40% shareholding in said company, the overall shareholding of the Group in Audiovisual Sport, S.L. amounts to 80% of its share capital. As a result of this, the said company has been included in the corresponding annual accounts using the method of consolidation by equivalence up to June 30, 2003 and by the method of consolidation by global integration from the month of July 2003 onwards.

On July 10, 2003, Sogecable, S.A. acquired 45% of the share capital of Sogepaq, S.A., from StudioCanal, S.A., a subsidiary of Groupe Canal +, for the amount of approximately 47,962,000 euros, thus exercising the purchase option that the two companies had agreed when, in June 2001, StudioCanal, S.A. acquired said shareholding in Sogepaq, S.A. from Sogecable. By means of this acquisition, Sogecable, S.A. thus recovered its 100% shareholding in this company.

On June 30, 2003, the SOGECABLE Group and Discovery Spanish Ventures, S.L. reached an agreement by virtue of which Discovery Spanish Ventures, S.L. acquired 100% of the share capital of Canal Estilo, S.L., which until such time had been owned by SOGECABLE. Said company had been incorporated in the consolidated Group by means of the method of global integration. As a result of said sale, said company no longer forms a part of the consolidated Group in the corresponding annual accounts.

In November 2003, the SOGECABLE Group acquired 99.9% of Euroleague Marketing, S.L. from Telefónica de Contenidos, S.A.U. for the sum of one euro. Said company has been included in the annual accounts of the consolidated Group by means of the method of equivalence, since agreements exist with third parties for the sale of a shareholding.

In December 2003, the SOGECABLE Group sold its 50% shareholding in the share capital of the company Real Madrid Multimedia, S.L. to Real Madrid Club de Fútbol. As a result of said sale, this company no longer forms part of the consolidated Group at December 31, 2003.

NOTE: **In the event of the space reserved in these tables being insufficient for the explanations requested, the company shall be entitled to attached such additional pages as it may consider necessary..**

II. PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with suffiecient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and with a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropriate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

In the preparation of the information of a financial-accounting nature included in this periodical public informative sheet, those principles, evaluation guidelines and criteria laid down in the regulations in force for the preparation of information of a financial-accounting nature to be included in the interim annual accounts and financial statements have been applied.

As a result of the integration of DTS, Distribuidora de Televisi6n Digital, S.A. in the Sogecable Group, of the need to establish standardised accounting criteria for Group companies with similar activities, of the changes that have taken place within the competitive environment and the market, of the development of the average life of subscribers, and after the Group has carried out a survey into the proximity of the accounting guidelines and criteria applied by the Group to the new International Accounting Standards (IAS) in order to thus avoid future changes in criteria, the Group has proceeded to reclassify the heading "Set-up Costs" on the attached consolidated balance sheet, certain pluri-annual projection costs which at December 31, 2002 were included under the heading of "Deferred charges over various financial years" and "Accruals and prepayments" in the assets of the consolidated financial year, as well as to make the criteria for the allocation of said expenses to the results account for the financial year suitable to the result of this analysis.

The principal expenses reclassified under this heading on the balance sheet in the financial year are:

- Pluri-annual projection costs incurred in the installation of communal reception equipment. These expenses which were recorded until December 31, 2002 under the headings of "Deferred charges over various financial years" and "Accruals and prepayments" on the assets side of the consolidated balance sheet and were allocated to the results on a straight-line basis over a period of ten years, have been amortised during the financial year 2003 whereby the useful life has been taken as seven years.

- Direct costs incurred in attracting new subscribers after deducting analogous income deriving from the registration processes. These net costs which were recorded until December 31, 2002 under the headings of "Deferred charges over various financial years" and "Accruals and prepayments" on the assets side of the consolidated balance sheet and accrued in the results account on a straight-line basis over a period of seven years, have been amortised during the financial year 2003 whereby the useful life has been taken as seven years, the average estimated length of subscription. In addition, the Group has proceeded to integrally amortise those costs activated that are pending amortisation by those subscribers who have stopped their subscriptions by December 31, 2003.

- The effect that said changes have had on the consolidated result for the financial year 2003 has resulted in an increased amortisation cost amounting to approximately 38,097,000 euros.

- As a result of these changes under the headings on the consolidated balance sheet where these assets are recorded, and in order for the balance sheets and the consolidated profit and loss accounts at December 31, 2002 and 2003 to be comparable, the Group has proceeded to carry out the same reclassification on the balance sheet and the consolidated profit and loss account at December 31, 2002 as has been included in this periodical information.

IV. BALANCE SHEET OF THE SITUATION OF THE INDIVIDUAL COMPANY

Units: Miles of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	0200		
I. Establishement overheads	0210	8.941	12.797
II. Tied-up non-material assets	0220	96.353	107.030
II.1. Property rights under financial lease	0221		
II.2. Other non-material real estate	0222	96.353	107.030
III. Tied-up material assets	0230	4.139	6.494
IV. Tied-up financial assets	0240	1.654.678	412.709
V. Own long term shares	0250	649	591
VI. Long term debtors by traffic operation	0255		
B) REAL ESTATE (1)	0260	**1.764.760**	**539.621**
C) OVERHEADS TO DISTRIBUTE IN SEVERAL FINANCIAL YEAR	0280	37.020	
I. Shareholders by required subscription	0290		
II. Stocks	0300	147.782	149.623
III. Debtors	0310	456.446	305.551
IV. Short term financial investments	0320	4	4
V. Own short term shares	0330		
VI. Treasury	0340	538	3.506
VII. Adjustments for periodification	0350	13.770	22.161
D) ASSETS IN CIRCULATION	0360	**618.540**	**484.494**
TOTAL ASSETS (A + B + C + D)	0370	**2.420.320**	**1.024.115**

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	0500	252.009	194.048
II. Reserves	0510	593.500	204.906
III. Results prev. Financial years	0520	-103.639	-45.102
IV. Period result	0530	-320.702	-58.537
V. Account dividends in financial year	0550		
A) OWN FUNDS	0560	**421.168**	**295.315**
B) EARNINGS TO DISTRIBUTE OVER SEVERAL FINAN. YEARS (3)	0590	33.283	
C) PROVISIONS FOR RISKS & EXPENSES	0600	47.980	13.274
I. Issue obligations & other negotiable stock	0610		
II. Bebts with credit entities	0615	1.100.000	198.270
III. Debts with Group Companies & Associates	0620		
IV. Long term creditors by traffic operations	0625		
V. Other long term debts	0630	354.716	18.990
D) LONG TERM CREDITORS	0640	**1.454.716**	**217.260**
I. Issue obligations & other negotiable stock	0650		
II. Debts with credit entities	0655	13.782	73.294
III. Debts with Group Companie & Associates	0660	183.570	145.633
IV. Commercial creditors	0665	236.732	247.668
V. Other short term debts	0670	18.428	30.288
VI. Adjustments for periodification	0680	10.661	1.383
E) SHORT TERM CREDITORS (4)	0690	**463.173**	**498.266**
F) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**2.420.320**	**1.024.115**

V. INDIVIDUAL COMPANY RESULTS

Units: Miles of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	0800	739.796	100,00%	678.223	100,00%
+ Other earnings (6)	0810		0,00%		0,00%
+/- Variation all Stocks	0820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	0830	**739.796**	100,00%	**678.223**	100,00%
- Net Purchases	0840	-488.378	-6602,00%	-398.600	-58,77%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	0850		0,00%		0,00%
- External & Operating overheads (7)	0860	-172.091	-23,26%	-153.684	-22,66%
= ADJUSTED ADDED VALUE	0870	**79.327**	10,72%	**125.939**	18,57%
+/- Other Overheads & Earnings (8)	0880		0,00%		0,00%
- Personnel Overheads	0890	-57.023	-7,71%	-55.652	-8,21%
= GROSS OPERATING RESULTS	0900	**22.304**	3,01%	**70.287**	10,36%
- Endowment Real Estate Amort	0910	-18.337	-2,48%	-18.970	-2,80%
- Endowment Reversion Fund	0915		0,00%		0,00%
- Provisional Variation in Circulation (9)	0920		0,00%		0,00%
= NET OPERATING RESULT	0930	**3.967**	0,54%	**51.317**	7,57%
+ Financial Earnings	0940	52.323	7,07%	11.219	1,65%
- Financial Overheads	0950	-56.774	-7,67%	-18.939	-2,79%
+ Interest & Cap. Exchange Rate Differences	0960		0,00%		0,00%
- Endowment Amort. & Financial Provisions (10)	0970		0,00%		0,00%
= RESULTS ORDINARY ACTIVITIES	1020	**-484**	-0,07%	**43.597**	6,43%
+/- Results from non-material & Material Real Estate & Control Portfolio (11)	1021	-55.109	-7,45%		0,00%
- Variation Provs. Non-material & Material Real Estate & Control Portfolio (12)	1023	-204.378	-27,63%	-87.485	-12,90%
+/- Results by Operations with shares & Own Obligations (13)	1025		0,00%		0,00%
+/- Results Prev. Fin Years (14)	1026		0,00%		0,00%
+/- Other Extraordinary Results (15)	1030	-151.525	-20,48%	-243	-0,04%
= RESULTS BEFORE TAXES	1040	**-411.496**	-55,62%	**-44.131**	-6,51%
+/- Company Taxes and Others	1042	90.794	12,27%	-14.406	-2,12%
= RESULT OF FINANCIAL YEAR	1044	**-320.702**	-43,35%	**-58.537**	-8,63%

IV. BALANCE SHEET OF SITUATION OF CONSOLIDATED GROUP

Units: Miles of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	1200		
I. Establishment overheads	1210	186.533	155.872
II. Tied-up Non-material assets	1220	417.374	244.580
II.1. Property rights under financial lease	1221	254.219	11.012
II.2. Other non-material real estate	1222	163.155	233.568
III. Tied-up material assets	1230	283.157	252.608
IV. Tied-up financial assets	1240	1.254.501	337.162
V. Long term holding co. shares	1250	649	591
VI. Long term debtors by traffic operation	1255		
B) REAL ESTATE (1)	1260	**2.142.214**	**990.813**
C) CONSOLIDATED GOODWILL	1270	461	1.916
D) OVERHEADS TO DIST IN SEVERAL YEARS (2)	1280	57.027	10.073
I. Shareholders by required subscription	1290		
II. Stocks	1300	161.570	164.183
III. Debtors	1310	439.749	249.506
IV. Short term financial investments	1320	1.654	
V. Own short term shares	1330		
VI. Treasury	1340	4.457	9.961
VII. Adjustments for periodification	1350	14.149	28.783
E) ASSETS IN CIRCULATION	1360	**621.579**	**452.433**
TOTAL ASSETS (A + B + C + D + E)	1370	**2.821.281**	**1.455.235**

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	1500	252.009	194.048
II. Reserves Holding Co.	1510	489.861	159.804
III. Reserves Consolidated Cos (16)	1520	3.066	-1.231
IV. Conversion differences (17)	1530		
V. Results attributed to holding co.	1540	-329.630	-54.240
VI. Dividends issued in FY	1550		
A) OWN FUNDS	1560	**415.306**	**298.381**
B) EXTERNAL PARTNERS	1570	26.396	38.323
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D) EARNINGS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS	1590	41.270	1.476
E) PROVISIONS FOR RISKS & OVERHEADS	1600	20.564	12.948
I. Issue obligations & other negotiable Stock	1610		
II. Debts with credit entities	1615	1.110.556	261.713
III. Long term creditors by traffic operations	1625		
IV. Other long term debts	1630	403.319	18.990
F) LONG TERM CREDITORS	1640	**1.513.875**	**280.703**
I. Issue obligations & other negotiable Stock	1650		
II. Debts with credit entities	1655	27.870	330.536
III. Commercial Creditors	1665	697.788	408.139
IV. Other short term debts	1670	49.542	51.280
V. Adjustments for periodification	1680	28.670	33.449
G) SHORT TERM CREDITORS (4)	1690	**803.870**	**823.404**
H) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**2.821.281**	**1.455.235**

V. GROUP CONSOLIDATED RESULTS CURRENT FINANCIAL YEAR

Units: Millions of Pesetas

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	1800	1.169.225	100,00%	975.811	100,00%
+ Other earnings (6)	1810	4.705	0,40%	5.969	0,61%
+/- Variation All Stocks	1820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	1830	**1.173.930**	100,40%	**981.780**	100,61%
- Net Purchases	1840	-691.641	-59,15%	-509.554	-52,22%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	1850		0,00%		0,00%
- External & Operating overheads (7)	1860	-290.919	-24,88%	-228.242	-23,39%
= ADJUSTED ADDED VALUE	1870	**191.370**	16,37%	**243.984**	25,00%
+/- Other Overheads & Earnings (8)	1880		0,00%		0,00%
- Personnel Overheads	1890	-103.611	-8,86%	-102.951	-10,55%
= GROSS OPERATING RESULTS	1900	**87.759**	7,51%	**141.033**	14,45%
- Endowment Real Estate Amortised	1910	-256.561	-21,94%	-140.248	-14,37%
- Endowment Reversion Fund	1915		0,00%		0,00%
- Provisional Variation in Circulation (9)	1920		0,00%		0,00%
= NET OPERATING RESULT	1930	**-168.802**	-14,44%	**785**	0,08%
+ Finantial Earnings	1940	21.412	1,83%	9.505	0,97%
- Financial Overheads	1950	-89.735	-7,67%	-41.277	-4,23%
+ Interest & Cap. Exchange Rate Differences	1960		0,00%		0,00%
- Endowment Amortised & Financial Provision (10)	1970		0,00%		0,00%
+/- Conversion Results (18)	1980		0,00%		0,00%
+/- Participation Results Adjusted For Companies	1990	-31.320	-2,68%	-32.203	-3,30%
- Amortised Consolidated Goowill	2000	-1.456	-0,12%	-1.690	-0,17%
+ Negative Differences Consolidated Reversion	2010		0,00%		0,00%
= RESULT ORDINARY ACTIVITIES	2020	**-269.901**	-23,08%	**-64.880**	-6,65%
+/- Results from Non-material & Material Real Estate & Control Portfolio (11)	2021	-76.672	-6,56%		0,00%
- Variation Provisions. Non-material & Material Real Estate & Control Portfolio (12)	2023	-4.436	-0,38%		0,00%
+/- Results by Operations with share & Own Obligations (13)	2025		0,00%		0,00%
+/- Results of Previous Financial Years (14)	2026		0,00%		0,00%
+/- Other Extraordinary Results (15)	2030	-150.088	-12,84%	-52.000	-5,33%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**-501.097**	-42,86%	**-116.880**	-11,98%
+/- Tax on Profits	2042	166.998	14,28%	60.634	6,21%
= CONSOLIDATE RESULT OF Financial Year	2044	**-334.099**	-28,57%	**-56.246**	-5,76%
+/- Results Attributed to External Partners	2050	4.469	0,38%	2.006	0,21%
= RESULT OF FINANCIAL YEAR ATTRIBUTED	2060	**-329.630**	-28,19%	**-54.240**	-5,56%

VI. DISTRIBUTION OF NET BUSINESS FIGURE BY ACTIVITY

ACTIVITY		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
	2100				
SUBSCRIBERS	2105	417.485	410.413	889.874	780.487
ADVERTISING	2110	41.412	34.820	45.644	38.017
OTHERS	2115	280.899	232.990	233.707	157.307
	2120				
	2125				
	2130				
	2135				
	2140				
Work undertaken awaiting certification (*)	2145				
Total NB F	2150	739.796	678.223	1.169.225	975.811
Domestic Market	2160				
Exportation: European Union	2170				
OCDE Countries	2173				
Other countries	2175				

(*) Only to be completed by Construction Companies

VII. NAVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
TOTAL PERSONS EMPLOYED	3000	1.014	925	1.686	1.591

VIII. EVOLUTION OF THE BUSINESS

(The information to be included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of investment and de-investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half yhear with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

NOTE: In the event of the space reserved in these tables being insufficient for the explanations requested, the company shall be entitled to attached such additional pages as it may consider necessary.

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention will be made of the dividends distributed since the commencement of the financial year).

		% on Nominal	Pesetas per share	Amount (millions of pesetas)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Shares without voting right	3120			

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

SOGECABLE, S.A. Has not distributed dividends.

X. I SIGNIFICANT FACTS (*)

		SI	NO
1. Acquisitions of transfers of stock in the cpital of specific companies quioted on the Stock Exchange arising from the obligation to inform under section 53 of the LMV (5 per 100 and multiples).	3200		X
2. Specific acquisitions of own portfolio under the obligation to informin the 1st additional provision of the LSA (1 per 100)	3210		X
3. Other significant increases and reductions in real estate (holdings greater than 10% in unquoted companies material relevant investments or de-investments etc).	3220	X	
4. Increases and reductions in share capital or in the value of the titles	3230	X	
5. Issues, repayments or cancellation of loans	3240		X
6. Changes in the Directors or the Board of Directors	3250	X	
7. Modifications to Articles of Association	3260		X
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the sector with particular bearing on the equity situation of the Company or Group.	3280		X
10. Lawsuits, litigation or claims that may particularly affect the equity situation of the Company or Group.	3290		X
11. Tender situations, suspension of payments etc.	3310		X
12. Special restricting agreements, cession or total or partial waiver of the policy and financial rights of the shares of the Company.	3320		X
13. Strategic agreements with national or international groups (exchange of shareholding packages etc).	3330	X	
14. Other significant facts	3340	X	

(*) Mark the corresponding box with an "X", in the affirmative case attaching an explanatory appendix in which the date of the communication to the CNMV and the SRVB is detailed.

XI. EXPLANATORY APPENDIX OF SIGNIFICANT FACTS

SEE APPENDIX II

I

XII. SPECIAL REPORT OF THE ACCOUNT AUDITORS

(This section should only be filled in in relation to the information corresponding to the first half of the financial year following the last closed audited financial year, and will be applicable to those issuing companies that, in accordance with the thirteenth section of the Ministerial Order of January 18, 1991 are obliged to submit a special report from their account auditors when the audit report of the annual accounts for the immediately preceding financial year had rejected the opinion or included an adverse opinion or a qualified opinion. In the same section, it should be stated that the afore-mentioned special report of the account auditors is attached as an annexe to the half-yearly information, as well as a copy of the information or declarations made by the Directors of the Company about the updated situation of the reservations included by the auditor in his audit report of the annual accounts for the previous financial year and which, in accordance with the Technical Auditing Standards applicable, were the basis for the submission of the afore-mentioned special report.

February 17th 2004

SUBSCRIBER EVOLUTION

As of December 31st 2003, Sogecable has 2,344,000 subscribers, out of which 77% subscribe to the **DIGITAL+** offer.

	31-Dec-03	31-Dec-02	31-Dec-01	12/03 vs 12/02	12/02 vs 12/01
SOGECABLE	**2,343,902**	**1,871,526**	**2,017,280**	**472,376**	**-145,754**
DIGITAL+	1,795,686	1,220,669	1,230,038	575,017	-9,369
CANAL+	548,216	650,857	787,242	-102,641	-136,385


(Thousands of)
Analogue Subscribers
Digital Subscribers
SOGECABLE Subscribers
787
1,230
2,017
651
1,221
1,872
548
1,796
2,344
Dec-01
Dec-02
Dec-03


61%
39%
65%
35%
77%
23%
Dec-01
Dec-02
Dec-03
% Digital Subscribers
% Analogue Subscribers

DIGITAL+

On July 21st 2003, Sogecable launched **DIGITAL+** , its new digital offer which, for the first time in Spain, brings together all the most significant sport events and the most important Spanish and North American cinema premieres. Furthermore, it groups together the most appealing thematic channels with the best children's, sports, documentary, musical, news and entertainment content.

Prommotionally, both Canal Satélite Digital and Vía Digital subscriber bases, enjoyed the complete channel line-up of **DIGITAL+** until September 30th 2003, without any price increase in their subscription.

From that time onwards, the subscribers are entitled to keep their subscription conditions until the end of their contracts - which is the case of those subscribed to Vía Digital- or they can stay in their former offers – in the case of those subscribed to Canal Satélite Digital - or voluntarily join the new **DIGITAL+** products at any point in time.

As of December 31st 2003, more than 918,000 subscribers – 51% of the digital subscriber portfolio- had already selected the new **DIGITAL+** subscription options. 89% of them increased their monthly subscription fee in order to get access to additional content.

Likewise, the new subscribers joining the service since the start of the **DIGITAL+** advertising campaign opted, preferably, for the subscription choices including the most appealing content. More specifically, 45% of the new subscribers selected the premium content offers available in the three services of the **"DIGITAL+ range"**, while 36% selected one of the options of the ***"CANAL+*** **range".**

Furthermore, subscription cancellations have continued over the last three months as a result of the change to the new offer available. These cancellations are primarily due to duplications in the customer bases and, in the case of subscribers coming from Vía Digital, they coincide with the date of their contract renewal, which will come to an end in the summer of 2004.

CANAL+

Since the launch of **DIGITAL+** on the July 21st 2003, ***CANAL+*** has increased its presence on pay-tv television in Spain by completing the digital version with six new premium channels, three of them focused on the best first window première films and another three covering the most appealing sport events.

Throughout the last few months, the additional channels broadcast in digital version have encouraged analogue ***CANAL+*** subscribers to change to the digital service.

Through its analogue format, ***CANAL+*** continues attracting new subscribers, mainly based on the advertising campaign carried out throughout December 2003 and January 2004 -the first since the launch of **DIGITAL+** in July 2003 aimed specifically at the analogue service- which allowed customers to subscribe to the analogue service through prepayment conditions.

On December 31st 2003, ***CANAL+*** has 1,926,000 customers, 548,000 subscribed to its analogue service and 1,378,000 who enjoy its digital version.

Sogecable

Financial consolidated results

as of December 31st 2003

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31th DECEMBER 2003 & 2002 (January-December)

	2003 Euro MM	2002 (*) Euro MM	dif Euro MM	% var
TOTAL REVENUES	**1,173.9**	**981.8**	**192.2**	**19.6%**
Net Turnover	1,169.2	975.8	193.4	19.8%
Subscribers	*889.9*	*780.5*	*109.4*	*14.0%*
Advertising	*45.6*	*38.0*	*7.6*	*20.1%*
Other	*233.7*	*157.3*	*76.4*	*48.6%*
Other operating revenues	4.7	6.0	-1.3	-21.2%
OPERATING EXPENSES	**1,003.2**	**840.7**	**162.4**	**19.3%**
Purchases	624.7	509.6	115.2	22.6%
Personnel expenses	103.1	103.0	0.1	0.1%
Other operating expenses	275.4	228.2	47.1	20.6%
EBITDA	**170.8**	**141.0**	**29.7**	**21.1%**
Depreciation and amortisation	256.6	140.2	116.3	82.9%
OPERATING INCOME/LOSS (EBIT)	**-85.8**	**0.8**	**-86.6**	**n.a.**
Financial results	-68.3	-31.8	-36.6	115.0%
Share in results of companies carried by the equity method	-31.3	-32.2	0.9	-2.7%
Amortisation of goodwill	-1.5	-1.7	0.2	-13.8%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-186.9**	**-64.9**	**-122.0**	**188.0%**
Extraordinary results	-47.9	-52.0	4.1	-7.9%
Restructuring expenses	-266.3		-266.3	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-501.1**	**-116.9**	**-384.2**	**n.a.**
Corporate income tax	-167.0	-60.6	-106.4	175.4%
CONSOLIDATED INCOME/LOSS	**-334.1**	**-56.2**	**-277.9**	**n.a.**
Income/Loss attributed to minority interests	-4.5	-2.0	-2.5	122.8%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-329.6**	**-54.2**	**-275.4**	**n.a.**

(*) Please refer to Annex II

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	December 31st 2003	December 31st 2002 (*)
Start-up expenses	186,533	155,872
Intangible assets	417,374	244,580
Tangible fixed assets	283,157	252,608
Long-term financial investments	1,254,501	337,162
Shares of the controlling company	649	591
FIXED AND OTHER NONCURRENT ASSETS	**2,142,214**	**990,813**
GOODWILL IN CONSOLIDATION	**461**	**1,916**
DEFERRED CHARGES	**57,027**	**10,073**
Inventories	161,570	164,183
Accounts receivable	439,749	249,506
Cash and short-term financial investments	6,111	9,961
Accrual accounts	14,149	28,783
CURRENT ASSETS	**621,579**	**452,433**
TOTAL ASSETS	2,821,281	1,455,235

SHAREHOLDERS' EQUITY AND LIABILITIES	December 31st 2003	December 31st 2002 (*)
Capital stock	252,009	194,048
Additional paid-in capital and other reserves	489,861	159,804
Reserves at consolidated companies	3,066	-1,231
Income / Loss for the year	-329,630	-54,240
SHAREHOLDERS' EQUITY	**415,306**	**298,381**
MINORITY INTERESTS	**26,396**	**38,323**
Shareholders loan	158,021	0
Subordinanted debt	181,697	0
DEFERRED REVENUES	**41,270**	**1,476**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**20,564**	**12,948**
Long-term payables to financial entities	1,110,556	261,713
Other long-term accounts payable	63,601	18,990
LONG-TERM DEBT	**1,513,875**	**280,703**
Short-term payables to financial entities	27,870	330,536
Trade accounts payable	697,788	408,139
Other non-trade debts	49,542	51,280
Accrual accounts	28,670	33,449
CURRENT LIABILITIES	**803,870**	**823,404**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,821,281	1,455,235

(*) Please refer to Annex II

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	January - December 2003
Net income (loss)	**(329.6)**
Adjustments to income (loss)-	
Depreciation and amotisation	256.6
Amortisation of goodwill	1.5
Share in results of companies carried by the equity method	13.6
Changes in provisions and other extraordinary results	66.5
Income (loss) attributed to minority interests	(4.5)
Corporate income tax	(167.0)
Funds obtained	**(163.0)**
Changes in operating assets and liabilities (excluding financial items)	**110.1**
Cash provided by operations	**(52.8)**
Investments (acquisition of DTS ansAVS)	(1,252.4)
Investments in films assets	(13.8)
Investments in tangible technical equipment	(24.3)
Other investments	(78.5)
Sales and retirements of fixed assets	30.4
Cash from (used in) investing activities	**(1,338.6)**
Capital increases	449.5
Increase (decrease) in long-term debt (excluding financial debts)	391.9
Cash from (used in) financing activities (excluding bank facilities)	**841.4**
Increase (decrease) of long-term bank facilities	848.8
Increase (decrease) of short-term bank facilities	(302.7)
Changes in cash and short-term financial investments	3.9
Cash from (used in) bank facilities	**550.0**
Funds obtained from (used in) financing activities	**1,391.5**

FOURTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2003 & 2002 (October-December)

	2003 Euro MM	2002 (*) Euro MM	dif Euro MM	% var
TOTAL REVENUES	**360.4**	**254.9**	**105.5**	**41.4%**
Net Turnover	359.7	254.0	105.7	41.6%
Subscribers	*261.1*	*198.2*	*62.9*	*31.8%*
Advertising	*15.6*	*12.4*	*3.3*	*26.3%*
Other	*83.0*	*43.5*	*39.6*	*91.1%*
Other operating revenues	0.7	0.8	-0.2	-21.1%
OPERATING EXPENSES	**302.8**	**202.7**	**100.1**	**49.4%**
Purchases	209.9	135.7	74.2	54.7%
Personnel expenses	26.5	26.7	-0.2	-0.8%
Other operating expenses	66.4	40.3	26.1	64.9%
EBITDA	**57.6**	**52.2**	**5.4**	**10.4%**
Depreciation and amortisation	130.8	49.7	81.1	163.0%
OPERATING INCOME/LOSS (EBIT)	**-73.2**	**2.5**	**-75.6**	**n.a.**
Financial results	-37.8	-12.0	-25.8	n.a.
Share in results of companies carried by the equity method	-9.0	-8.2	-0.7	9.0%
Amortisation of goodwill	-0.3	-0.4	0.1	-30.9%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-120.2**	**-18.2**	**-102.0**	**n.a.**
Extraordinary results	-22.0	19.8	-41.8	n.a.
Restructuring expenses	-139.4		-139.4	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-281.6**	**1.6**	**-283.2**	**n.a.**
Corporate income tax	-94.0	1.8	-95.8	n.a.
CONSOLIDATED INCOME/LOSS	**-187.6**	**-0.2**	**-187.4**	**n.a.**
Income/Loss attributed to minority interests	-1.7	-1.7	0.0	-0.5%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-185.9**	**1.5**	**-187.4**	**n.a.**

(*) Please refer to Annex II

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	October - December 2003
Net income (loss)	**(185.9)**
Adjustments to income (loss)-	
Depreciation and amotisation	130.8
Amortisation of goodwill	0.3
Share in results of companies carried by the equity method	(8.8)
Changes in provisions and other extraordinary results	33.6
Income (loss) attributed to minority interests	(1.7)
Corporate income tax	(94.0)
Funds obtained	**(125.7)**
Changes in operating assets and liabilities (excluding financial items)	**61.6**
Cash provided by operations	**(64.1)**
Investments (acquisition of DTS ansAVS)	0.0
Investments in films assets	(4.8)
Investments in tangible technical equipment	(6.0)
Other investments	(12.6)
Sales and retirements of fixed assets	17.7
Cash from (used in) investing activities	**(5.7)**
Capital increases	0.0
Increase (decrease) in long-term debt (excluding financial debts)	(36.0)
Cash from (used in) financing activities (excluding bank facilities)	**(36.0)**
Increase (decrease) of long-term bank facilities	77.2
Increase (decrease) of short-term bank facilities	16.8
Changes in cash and short-term financial investments	11.8
Cash from (used in) bank facilities	**105.8**
Funds obtained from (used in) financing activities	**69.8**

BUSINESS OVERVIEW

Subscription revenues

Accummulated subscription revenues in 2003 reached 889.9 million euros, compared to 780.5 million euros as of December 31st 2002.

In the fourth quarter of 2003 261.1 million euros were booked, in comparison to 198.2 million euros in the same period of 2002, up 31.8% year-on-year.

The evolution of these revenues has been mainly driven by the monthly fees of the subscribers coming from former Vía Digital offers, and by the excellent reaction to **DIGITAL+** by new and current subscribers.

All together, the average revenue of the digital subscribers amounted to 43.5 euros per month throughout the fourth quarter of 2003, up from 15.5% for previous quarter.

The increase in the consumption of Spanish Football League pay-per-view tickets, as well as subscribers progressively joining the **DIGITAL+** offers throughout the last three months of the fiscal year, are the main source of this growth.

As a consequence of these improvements, the average revenue from digital Sogecable customers in December 2003 reached 46.4 euros per month, of which 40.5 euros correspond to the recurrent monthly fees derived from the rental of the decoder and the subscription choice selected. A further 5.90 euros were linked to the consumption of pay-per-view services requested by the subscribers.


Subscriber Revenues
+14.0%
+31.8%
889.9
780.5
261.1
198.2
Jan - Dec (12 months)
Oct - Dec (3 months)
2002
2003
2002
2003

Advertising revenues

The advertising revenues for the quarter amounted to 15.6 million euros, a 26.3% increase compared to the 12.4 million euros obtained in the same period of 2002.

In the whole of 2003, the advertising revenues reached 45.6 million euros, up 20.1% year-on-year.

The sharp increase in revenues is mainly due to the increase achieved in audience shares and the general market recovery.

The advertising revenues still stand as 3.9% of the Net Turnover of the Sogecable Group in 2003, whereas in the fourth quarter of the year they wnt up to 4.3%.

Other Revenues

In the fourth quarter of 2003, the "Other Revenues" of Sogecable reached 83.0 million euros, with a 91.1% increase compared to those obtained during the same period of fiscal year 2002.

In the entire fiscal year 2003, Sogecable's "Other Revenues" amounted to 233.7 million euros, which means the turnover in 2003 was 48.6% higher than in fiscal year 2002.

The consolidation of Audiovisual Sport is the first source of the increase compared to the previous fiscal year. The sales to other Spanish and foreign operators of the Spanish football League audiovisual rights, which are included in the Net Turnover since the third quarter of 2003, meant a revenue of 67.3 million euros for the Sogecable Group.

Likewise, the increases in the turnover obtained from cinema production and distribution activities stand out. Altogether, these revenues reached 63.8 million euros in 2003, compared to 49.5 million euros in the previous fiscal year, which represents a 28.9% increase year-on-year.

Sogecable's Net Turnover as of December 31st 2003, reached a total of 1,169.2 million euros, with a 19.8% increase in comparison to 975.8 million euros registered in 2002.

Operating costs

The operating costs in 2003 amounted to 1,003.2 million euros, compared to 840.7 million euros incurred throughout the previous fiscal year.

The main increases compared to 2002 were registered throughout the second semester of 2003 due, mainly, to the incorporation of the costs incurred for Audiovisual Sport and Vía Digital, companies included in Sogecable's Consolidated Group from then onwards.

In 2003 Purchases reached an accumulated amount of 624.7 million euros, of which 209.9 million euros were registered in the fourth quarter. In comparison to 2002, Purchases increased by 115.2 million euros, or 22.6%.

The main increase corresponds to the Spanish Football League audiovisual rights incurred by Audiovisual Sport. The total amount registered throughout 2003 for the rights of the Spanish Football League and Cup competitions amounted to 208.8 million euros, compared to 108.3 million euros registered by Sogecable in 2002.

Furthermore, despite the inclusion of additional content in the new digital offer and the growth of the number of subscribers, the distribution costs for third-party channels dropped in 2003 compared to the costs incurred in the previous year.

The Personnel Expenses amounted to 26.5 million euros in the fourth quarter of 2003, showing a 0.8% decrease compared to the 26.7 million euros of the same period in 2002. As of December 31st 2003, the accumulated costs amounted to 103.1 million euros, compared to 103.0 million euros incurred in 2002.

As of December 31st 2003, the accumulated Other Operating Expenses amounted to 275.4 million euros, compared to 228.2 million euros incurred throughout the previous fiscal year.

In the fourth quarter of 2003, the Other Operating Expenses amounted to 66.4 million euros in comparison to 40.3 million euros incurred during the same three months of the previous fiscal year.

The advertising efforts related to the launch of **DIGITAL+** drove this increase, mainly.

Operating results

During the twelve months of 2003, EBITDA reached 170.8 million euros, with an increase of 29.7 million euros, compared to 141.0 million euros obtained in 2002, which represents a 21.1% interannual increase.



+21.1%
Million euros
+10.4%
170.8
141.0
52.2
57.6
Oct - Dec
Jan - Dec
EBITDA 2002
EBITDA 2003

EBITDA in the fourth quarter of 2003 reached 57.6 million euros. In the same period of 2002, EBITDA amounted to 52.2 million euros, which represents a 10.4% increase in the quarter.

Concerning the quarterly evolution of EBITDA during the years 2003 and 2002, should be mentioned that Vía Digital and Audiovisual Sport were incorporated into the Sogecable Group in the third quarter of 2003, which is why the data prior to this date do not show the effect derived from its integration. Notwithstanding, the evolution of EBITDA since that date has been very positive.


22.5
29.6
25.3
38.7
41.0
44.9
52.2
57.6
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
EBITDA 2002
EBITDA 2003

Depreciation and Amortisation amounted to 256.6 million euros accumulated as of December 31st 2003, compared to 140.2 million euros registered during the twelve months of 2002. In the fourth quarter of 2003, the Depreciation and Amortisation amounted to 130.8 million euros, compared to 49.7 million euros registered in the last three months of 2002.

The main increases are due to the extraordinary write-off of 38.1 million euros of capitalised subscriber acquisition costs of all the subscribers that had cancelled their subscription until December 2003; to the depreciation of the decoders of the Vía Digital subscribers –28.1 million euros; and to the 24.6 million euros in Audiovisual Sport amortisations.

On top of that, 21.8 million euros corresponding to the depreciation of subscriber acquisition costs were registered in 2003. In fiscal year 2002, Depreciation and Amortisation included 18.3 million euros for the same concept.

As a result, Sogecable shows an EBIT of –85.8 million euros in fiscal year 2003, compared to 0.8 million euros as of December 31st 2002.

Results of Companies Carried by the Equity Method

Results of Companies Carried by the Equity Method represent accumulated losses in 2003 of 31.3 million euros, with a 2.7% reduction compared to the losses of 32.2 million euros for the same concept during fiscal year 2002. The most significant amounts in both fiscal years correspond to the shares in the results of Audiovisual Sport.

On July 16th 2003, Sogecable acquired an additional 40% of the Audiovisual Sport capital, increasing its current stake to 80%. Thus, the Audiovisual Sport operations from June 30th 2003 are fully consolidated.

In December 2003, Sogecable went ahead with the sale to Real Madrid, C.F. of its 50% stake in the capital of Real Madrid Multimedia.

Likewise, in November 2003, Sogecable acquired a stake in Euroleague Marketing, S.L., the results of which are included in this epigraph.

Extraordinary Results

In 2003, Sogecable's extraordinary results amounted to –47.9 million euros, compared to –52.0 million euros during fiscal year 2002. During the fourth quarter of 2003, Sogecable registered a negative extraordinary result of 22.0 million euros.

The extraordinary losses in the fourth quarter of 2003 are, mainly, derived from the write-off of some Vía Digital's tangible and intangible assets, for an amount of 22.5 million euros. This amount includes the anticipated full write-off of Vía Digital's smart cards which, together with the conditional access system employed by the company, will be replaced within the first months of 2004.

During 2003, Sogecable obtained positive extraordinary results for an amount of 70.6 million euros, mainly linked to the sale of their shareholding stake in Canal Estilo, S.L., Canal+ Technologies and Canal Méteo; and the gains of the compensation of 26.4 million euros in damages derived from the Spain's High Court sentence.

Furthermore, the main negative extraordinary results during 2003 were derived from the exercise of the call option of 45% of the capital of Sogepaq; of the sale of the stake in Real Madrid Multimedia, S.L.; of the loss from not exercising its options on the exploitation of certain Real Madrid, C.F. rights in the future; of the cancellation of Vía Digital's syndicated loan; and, of the write-off of Vía Digital's fixed assets, in the last quarter of the year.

Restructuring Costs

During the fourth quarter of 2003, Sogecable continued the restructuring process of its activities following the integration of Vía Digital.

During this quarter, a total of 139.4 million euros were registered for restructuring purposes. Added to the 126.9 million euros registered in the third quarter of 2003, the restructuring costs in 2003 amount to a total of 266.3 million euros.

The breakdown of the restructuring costs is as follows:

Costs	Million euros
Programming	221.2
Other operating expenses	45.1
Total restructuring costs	**266.3**

Mainly, the restructuring costs for programming contracts are linked to the cancellation of the services of thematic channel suppliers and programming commitments.

Furthermore, Sogecable incurred a total of 45.1 million euros in restructuring costs linked, mainly, to technical and transmission services, rent and severance pays for personnel included in voluntary redundancy plans for the cancellation of their working relations.

Results

As of December 31st 2003, the Net accumulated Result Attributed to the Controlling Company shows a loss of 329.6 million euros, compared to the losses of 54.2 million euros in 2002.

Equity

On July 2nd 2003, Sogecable completed the integration of Vía Digital by exchanging 28,980,617 new shares for the 100% of shares held by Vía Digital's shareholders.

Since then, Sogecable's capital stock is represented by 126,004,370 shares with a nominal value of two euros per share. The new shares, issued with a premium of 13.51 euros per share, have a total subscription value of 449,489,369 euros.

As of December 31st 2003, Sogecable's equity amounted to 415.3 million euros.

Financing

At the end of 2003, the bank financing available to Sogecable is, approximately, 1,400 million euros, of which 1,350 million euros correspond to the syndicated loan signed in August 2003.

As of December 31st 2003, the net bank debt overdrawn by Sogecable amounted to 1,132.3 million euros.

Sogecable

Annex I - Relevant events in 2003

RELEVANT EVENTS IN 2003

In the last few months Sogecable carried out a rationalisation process of its internal operations as helping towards the integration of Vía Digital and the launching of the new digital offer.

Meanwhile, Sogecable has gone through different stages of a necessary process to set up its new business development. The most notable events in 2003 have been the following:

29.Jan.03 Sogecable and Telefónica agreed to continue the integration process of Vía Digital, widening the undisputed leadership position held by Sogecable in the pay-tv market in Spain.

03.Apr.03 The Spanish Anti-Trust Service approved the Action Plan referred by Sogecable to meet the restrictions to the integration deal set by the Spanish Government on November 29th, 2002.

04.Apr.03 The European Union Competition Directorate General decided to withdraw the investigation on Spanish football rights contracts, allowing Audiovisual Sport's exploitation and business model. Audiovisual Sport is the company that holds these rights, in which Sogecable has an 80% stake after getting an additional 40% interest as a result of the integration agreement with Telefonica. The investigation was finally filed on April 8th, 2003.

13.May.03 Sogecable's General Shareholders Meeting approved the integration of Via Digital in Sogecable.

Sogecable released its 2003 First Quarter results. Net Turnover in the quarter reached record levels since Sogecable went public and EBITDA grew by 31.7% year-on-year.

11.Jun.03 Sogecable reached an agreement with financial institutions to commit their subscription of a 7.5 year credit facility for a total amount of 1,400 million euros. Interest rates were set as a spread over Euribor, according to a pricing grid between 90 and 250 bps.

13.Jun.03 The Spanish High Court ruled in favour of Canal Satélite Digital and sentenced the Spanish Government to pay 26,445,280.37 euros to Canal Satélite Digital, for the damages caused by laws approved in 1997, breaking EU regulations.

30.Jun.03 Sogecable reached an agreement to sell its stake in Canal Estilo, S.L. to Discovery Spanish Venture, SL. The amount of the transaction was 18.5 million US dollars.

02.Jul.03 Sogecable completed the integration of Via Digital in Sogecable by issuing 28,980,617 new 2-euro nominal value shares subscribed by all the shareholders of Via Digital in exchange for their shares. These new shares included a 13.51 euros of additional paid-in capital and represented a total subscription amount of 449,489,369 euros. After this capital increase, Telefónica holds a 22.23% interest in Sogecable and Prisa and Groupe Canal+'s hold a 16.38% stake of the new capital each. Telefonica waives all political rights on the excess percentage and Prisa keeps the management of Sogecable.

10.Jul.03 Sogecable exercised the call option agreed with StudioCanal, S.A. in June 2001 when StudioCanal, S.A. got a 45% stake in Sogepaq, the company of Sogecable Group for film distribution activities. After this investment, amounting to 47,962,082 euros, Sogecable holds a 100% stake in Sogepaq.

As agreed in the integration process of Vía Digital, Sogecable received funds for a total amount of 150 million euros from the three main shareholders of Sogecable -Prisa, Groupe Canal+ and Telefónica- subscribing a participating loan of 50 million euros each.

16.Jul.03 Sogecable acquired for one euro an additional 40% of the shares of Audiovisual Sport to GMAF, a company of Telefonica Group. Audiovisual Sport is the company holding the audiovisual rights of Spanish Football League and Cup championships. As a result of this operation, Sogecable holds a 80% stake in Audiovisual Sport through its subsidiary Gestsport.

21.Jul.03 Sogecable launched its new digital choice, DIGITAL+, the most appealing and unrivalled offer in Spain, just available for all the subscribers of Canal Satélite Digital and Vía Digital through their current set-top-box and without any installation replacement.

01.Ago.03 Vía Digital reached an agreement with Media Park, S.A. to cancel the distribution deal of the channels produced by Media Park, S.A. The agreement includes contents to be provided to Media Park, S.A. for distribution to cable operators until June 2004.

07.Ago.03 Sogecable signed a 7.5 year credit facility for a total amount of 1,350 million euros. This syndicated loan is split into a 1,250 million euros amortising term loan and a 100 million euros revolving credit facility available until the final maturity date. The annual interest rates of this loan are set as a spread over Euribor, and the initial margin will be 250 bps. By achieving certain financial targets, Sogecable will be able to reduce this interest cost according to a pricing grid between 250 and 90 bps.

26.Ago.03 Audiovisual Sport reached an agreement with the group of Spanish football clubs called G-30 and secured the exploitation of the audiovisual rights of professional football sides playing First and Second Division in Spain for the coming three seasons.

12.Sep.03 Sogecable announced the sale of its 3.19% stake in Canal+ technologies to Thomson for 10 million euros.

21.Nov.03 Sogecable reached an agreement with Astra and Hispasat for them both to continue broadcasting **DIGITAL+** through both satellites until year 2017.

11.Feb.04 Related to the bond offering exchangeable into shares of Sogecable launched by Vivendi Universal, Vivendi Universal has bought the stake in Sogecable from its subsidiary Groupe Canal+.

Additional information on Sogecable available at
www.sogecable.com/inversor.html

Sogecable

Annex II

Modifications in the scope of consolidation

In the third quarter of 2003, Sogecable incorporated Vía Digital into its Group fully consolidating its operations, as a result of the integration agreement with Telefónica reached on May 8th 2002.

Likewise, Audiovisual Sport has been fully consolidated within the Group's financial statements since July 2003, month in which Sogecable increased its stake in the company from 40% to 80% of its capital. Sogecable's 40% share in the results of Audiovisual Sport until June 2003 is shown in the line "Share in Results of Companies Carried by the Equity Method" of Sogecable's Profit and Losses statements.

On July 10th 2003, Sogecable recovered 45% of the capital in Sogepaq, through the acquisition of StudioCanal's stake in thatcompany. The company Euroleague Marketing, holder of the audiovisual rights of the Euroleague basketball games, also joined the Sogecable Group in November 2003, as a company consolidated by the equity method.

Furthermore, during 2003 the Sogecable Group sold of its stake in the companies Canal Estilo and Real Madrid Multimedia.

Accountancy principals unification

Derived from the integration of Vía Digital and Audiovisual Sport into the Sogecable Group in the third quarter of 2003, and as indicated in the financial report released for that period, during the fourth quarter of 2003 Sogecable unified the accounting criteria employed by all the companies of the Group for recording similar transactions.

Over the last few months, Sogecable carried out research into the International Accounting Standards (IAS) with the aim of evaluating its degree of adaptation to these criteria in order to assure that the new standards established as a result of the unification described in the previous paragraph are in agreement with the international standards.

The main changes refer to the epigraphs "Deferred Charges", in as much to those linked to the subscriber acquisition costs of Canal Satélite Digital and Vía Digital, as to those coming from Audiovisual Sport.

In both cases, these deferred costs were reclassified as fixed assets, and they are booked into the Profits and Losses statement as "Amortisations" and not as "Other Operating Costs". The deferred costs of Audiovisual Sport were already included in the Profit and Loss account as Amortisations.

In the case of the subscriber acquisition costs, seven years was kept as the linear depreciation period although, when applying the new regulations, all the capitalised costs incurred for the acquisition of customers cancelling their subscriptions will be added to the yearly amortisation.

For the adaptation to this principal, Sogecable has registered an extraordinary amount of 38.1 million euros, linked to the capitalised amount of the costs incurred for the acquisition of all the subscribers who had cancelled their subscription until December 31st 2003, in its chapter "Depreciation and Amortisation" of the consolidated income statement for 2003.

For comparative purposes, the accounting reclassification was also carried out in 2002 accounts in the amounts shown on the balance sheet as of December 31st 2002 in the epigraphs "Deferred Charges" and "Accrual Accounts", as well as the amortisation made in the line "Other Operating Costs" of the income statement of fiscal year 2002 for 18.3 million euros.

The differences in the income statements and the consolidated balance sheet for fiscal year 2002 arising from this homogenisation process, are shown below.

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31th DECEMBER 2002 (January-December)

	New 2002 Euro MM	Old 2002 Euro MM	Differences Euro MM
TOTAL REVENUES	**981.8**	**981.8**	
Net Turnover	975.8	975.8	
Subscribers	*780.5*	*780.5*	
Advertising	*38.0*	*38.0*	
Other	*157.3*	*157.3*	
Other operating revenues	6.0	6.0	
OPERATING EXPENSES	**840.7**	**859.0**	**-18.3**
Purchases	509.6	509.6	
Personnel expenses	103.0	103.0	
Other operating expenses	228.2	246.5	-18.3
EBITDA	**141.0**	**122.8**	**18.3**
Depreciation and amortisation	140.2	122.0	18.3
OPERATING INCOME/LOSS (EBIT)	**0.8**	**0.8**	
Financial results	-31.8	-31.8	
Share in results of companies carried by the equity method	-32.2	-32.2	
Amortisation of goodwill	-1.7	-1.7	
INCOME/LOSS ON ORDINARY ACTIVITIES	**-64.9**	**-64.9**	
Extraordinary results	-52.0	-52.0	
Restructuring expenses			
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-116.9**	**-116.9**	
Corporate income tax	-60.6	-60.6	
CONSOLIDATED INCOME/LOSS	**-56.2**	**-56.2**	
Income/Loss attributed to minority interests	-2.0	-2.0	
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-54.2**	**-54.2**	

FOURTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2002 (October-December)

	New 2002 Euro MM	Old 2002 Euro MM	Differences Euro MM
TOTAL REVENUES	**254.9**	**254.9**	
Net Turnover	254.0	254.0	
Subscribers	*198.2*	*198.2*	
Advertising	*12.4*	*12.4*	
Other	*43.5*	*43.5*	
Other operating revenues	0.8	0.8	
OPERATING EXPENSES	**202.7**	**220.9**	**-18.3**
Purchases	135.7	135.7	
Personnel expenses	26.7	26.7	
Other operating expenses	40.3	58.5	-18.3
EBITDA	**52.2**	**33.9**	**18.3**
Depreciation and amortisation	49.7	31.5	18.3
OPERATING INCOME/LOSS (EBIT)	**2.5**	**2.5**	
Financial results	-12.0	-12.0	
Share in results of companies carried by the equity method	-8.2	-8.2	
Amortisation of goodwill	-0.4	-0.4	
INCOME/LOSS ON ORDINARY ACTIVITIES	**-18.2**	**-18.2**	
Extraordinary results	19.8	19.8	
Restructuring expenses			
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**1.6**	**1.6**	
Corporate income tax	1.8	1.8	
CONSOLIDATED INCOME/LOSS	**-0.2**	**-0.2**	
Income/Loss attributed to minority interests	-1.7	-1.7	
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**1.5**	**1.5**	

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	New December 31st 2002	Old December 31st 2002	Differences
Start-up expenses	155,872	26,267	129,605
Intangible assets	244,580	244,580	0
Tangible fixed assets	252,608	252,608	0
Long-term financial investments	337,162	337,162	0
Shares of the controlling company	591	591	0
FIXED AND OTHER NONCURRENT ASSETS	**990,813**	**861,208**	**129,605**
GOODWILL IN CONSOLIDATION	**1,916**	**1,916**	**0**
DEFERRED CHARGES	**10,073**	**117,852**	**-107,779**
Inventories	164,183	164,183	0
Accounts receivable	249,506	249,506	0
Cash and short-term financial investments	9,961	9,961	0
Accrual accounts	28,783	50,609	-21,826
CURRENT ASSETS	**452,433**	**474,259**	**-21,826**
TOTAL ASSETS	**1,455,235**	**1,455,235**	**0**

SHAREHOLDERS' EQUITY AND LIABILITIES	New December 31st 2002	Old December 31st 2002	Differences
Capital stock	194,048	194,048	0
Additional paid-in capital and other reserves	159,804	159,804	0
Reserves at consolidated companies	-1,231	-1,231	0
Income / Loss for the year	-54,240	-54,240	0
SHAREHOLDERS' EQUITY	**298,381**	**298,381**	**0**
MINORITY INTERESTS	**38,323**	**38,323**	**0**
DEFERRED REVENUES	**1,476**	**1,476**	**0**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**12,948**	**12,948**	**0**
Long-term payables to financial entities	261,713	261,713	0
Other long-term accounts payable	18,990	18,990	0
LONG-TERM DEBT	**280,703**	**280,703**	**0**
Short-term payables to financial entities	330,536	330,536	0
Trade accounts payable	408,139	408,139	0
Other non-trade debts	51,280	51,280	0
Accrual accounts	33,449	33,449	0
CURRENT LIABILITIES	**823,404**	**823,404**	**0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,455,235**	**1,455,235**	**0**